                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             dated October 31, 2001

                                    ILOG S.A.

                              9 Rue De Verdun BP 85
                             94253 Gentilly, France

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F     X              Form 40-F  _______.
                           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                    Yes _______                 No      X   .
                                                     -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

                                    ILOG S.A.

                                    FORM 6-K

The Company announced a change in its Executive Management in a press release dated September 18, 2001. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

The Company reported its results for the three months ended September 30, 2001 in a press release dated October 24, 2001. Such press release is attached as
EXHIBIT 99.2 hereto and is incorporated by reference herein.

                                  EXHIBIT INDEX

Exhibit 99.1 Press release, dated September 18, 2001, regarding a change to the ILOG S.A. Executive Management.

Exhibit 99.2 Press release, dated October 24, 2001, announcing the results of ILOG S.A. for the three months ended September 30, 2001.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ILOG S.A.

                         By:    /s/ Roger Friedberger

                              -------------------------
                              Roger Friedberger
                              Chief Financial Officer


Date: October 31, 2001